SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               AVADO BRANDS, INC.
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    05336P108
                            -----------------------
                                 (CUSIP Number)

                               Tom E. DuPree, Jr.
                               Avado Brands, Inc.
                              Hancock at Washington
                                Madison, GA 30650
                                 (706) 342-4552
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                  Tom E. DuPree, Jr.
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [ ]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS

                  PF
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         7,536,115
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     7,536,115
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,536,115
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.3%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Avado Brands, Inc. ("Avado"), with principal executive offices located at Hancock at Washington, Madison, GA 30650.


Item 2.  Identity and Background.

     This statement is filed by Tom E. DuPree, Jr., Chairman and Chief Executive Officer of Avado. The principal business of Avado and its subsidiaries is the ownership and operation of restaurants. The business address of Avado and Mr. DuPree is Hancock at Washington, Madison, GA 30650.

     During the last five years, Mr. DuPree has not been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors) or been party to any civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. DuPree is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. DuPree has not acquired Common Stock other than by purchase. The source and amount of funds used by Mr. DuPree to make prior acquisitions of Common Stock is not material to the consummation of the transactions proposed by this
Schedule 13D. Mr. DuPree intends to use personal funds to complete the proposed transactions and does not intend to borrow any part of the purchase price to acquire shares of the Company's stock.


Item 4.  Purpose of the Transaction.

     Mr. DuPree intends, from time to time and depending on market conditions, to acquire additional shares of Avado Common Stock for investment purposes.

     Except as described above, and except for the expectations that Mr. DuPree may from time to time sell the Common Stock (pursuant to margin calls or otherwise), purchase shares of the Common Stock under employee benefit plans and the exercise of stock options granted to Mr. DuPree (depending upon market conditions, need for funds, and other factors personal to Mr. DuPree), Mr. DuPree does not have any present plans or proposals with respect to Avado that relate to or could result in the occurrence of any of the following events:

     - A change in control or merger as that term is defined in the Company's publicly held debt securities, including term trust preferred securities (collectively, the "Public Debt") that would require such Public Debt to be redeemed.

     - An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Avado or any of its subsidiaries;

     - A sale or transfer of a material amount of assets of Avado or any of its subsidiaries;

     - Any change in the present board of directors or management of Avado, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     - Any material change in the present capitalization or dividend policy of Avado;

     - Any other material change in Avado's business or corporate structure;

     - Changes in Avado's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Avado by any person;

     - Causing a class of securities of Avado to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     - A class of equity securities of Avado becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     - Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate number of shares and percentage of outstanding Common Stock beneficially owned by Mr. DuPree.


   Reporting Person              Number of Shares            Percentage of Class
--------------------------------------------------------------------------------
Tom E. DuPree, Jr.                   7,536,115                       29.3%


     (b) Mr. DuPree has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him as set forth in Item 5(a) with the exception of 644,812 shares held by various Foundations, Partnerships and Trusts in addition to 171,631 shares held by the Company's Employee Stock Ownership Plan which are allocated to other employees and for which Mr. DuPree has shared investment power.

     (c) Mr. DuPree has not acquired, disposed of, or engaged in any other transaction with respect to the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. DuPree holds Common Stock in individual margin accounts. These accounts are subject to standard margin call provisions which may require the deposit of additional funds or securities into the accounts or sale of a portion of such Common Stock because of declines in the price of the Common Stock.

     As the long-term component of executive compensation, Avado grants options to purchase Common Stock in the future at the market value of the stock on the date of grant. Option terms are for a period of ten years with 50% of the total grant vested in the first five year period and 50% vested in the second five year period. Mr. DuPree holds options granted by Avado as executive compensation. The numbers of shares of Common Stock underlying the currently exercisable options (which shares have been included in shares beneficially owned) and currently unexercisable options held by Mr. DuPree are set forth below.

                           Shares Underlying                Share Underlying
  Reporting Person        Exercisable Options             Unexercisable Options
--------------------------------------------------------------------------------
Tom E. DuPree, Jr.             375,207                          1,012,916


Item 7.  Material to be Filed as Exhibits.

        None

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            Date: October 30, 2000




                                               By:      /s/ Tom E. DuPree, Jr.
                                                       -------------------------
                                                       Tom E. DuPree, Jr.